UNITED  STATES
              SECURITIES  AND  EXCHANGE  COMMISSION
                     Washington, D.C.  20549


                        AMENDMENT NO. 1 TO
                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                     THE NETWORK CONNECTION, INC.
-------------------------------------------------------------------------
                          (Name of Issuer)


                Common Stock, Par Value $.001 per Share
-------------------------------------------------------------------------
                   (Title of Class of Securities)

                             64120Q103
                    --------------------------
                           (CUSIP Number)

            Barry Pearl, 3565 Piedmont Road, N.E., Suite 210,
                Atlanta, GA 30305, (404) 251-1207
-------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          December 4, 1996
            ---------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     AMENDMENT NO. 1 TO SCHEDULE 13D
CUSIP No. 64120Q103                                   Page 2 of 5 Pages


1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

      INFINITY FUND, L.P.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                 (b)

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      WC


5 CHECK BOX IF CLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

      271,861 Shares of Common Stock


8     SHARED VOTING POWER


9     SOLE DISPOSITIVE POWER

      271,861


10    SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      271,861

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.3% of common stock presently outstanding


14    TYPE OF REPORTING PERSON*

      PN



Item 1.    Security and Issuer

     The class of securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the "Stock"), of The Network Connection, Inc., a Georgia corporation (the "Company"), whose address is:

          1324 Union Hill Road
          Alpharetta, GA  30201

Item 2.    Identity and Background

           a. Infinity Fund, L.P., a private limited partnership formed under the laws of Georgia (the "reporting person").

           b. Principal Office and Business Address: 3565 Piedmont Road, N.E., 3 Piedmont Center, Suite 210, Atlanta,
                 GA  30305

           c. The principal business of the reporting person is investing in and trading securities.

           d. Neither the reporting person nor any person controlling the reporting person has ever been the subject of a criminal proceeding (excluding traffic violations or similar misdemeanors).

           e. Neither the reporting person nor any person controlling the reporting person has ever been subject to any judgment, decree or any order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

           All purchases of the Stock have been made with the investment capital of the reporting person in the aggregate amount of approximately $3,530,500. From time to time, the reporting person may borrow funds via margin accounts with broker/dealers through which it executes trades. Such leverage presently represents not more than 14% of the investment capital of the reporting person.

Item 4.    Purpose of Transaction

           The Stock acquired by the reporting person has been purchased for investment purposes. The reporting person may make additional purchases or may dispose of some or all of the Stock owned by it in the future in amounts and at times which have not been determined. The reporting person has no present plans with regard to the Company other than as an investor in the Stock.

Item 5.    Interest in Securities of the Issuer

           a. The reporting person is presently the beneficial owner of 271,861 shares of the Stock.

           b. The reporting person has sole voting power and sole power to dispose or direct the disposition of and sole right to receive dividends from or proceeds from the sale of the Stock.

           c. 75,000 shares of the stock were acquired in a private placement from the Issuer in March, 1996. All other shares beneficially owned by the reporting person were acquired in open market transactions on the NASDAQ Stock Market. 18,735 shares of Common Stock were acquired during the period beginning with the date of filing of the previous Form 13D and ending with the date immediately preceding the date of this Amendment to Schedule 13D at market prices ranging from $9.06 to $9.41 per share.

           d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

           e.    Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits

           There are no exhibits with this Amendment No. 1 to Schedule
13D.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  December 5, 1996
----------------------
       Date

                                        INFINITY FUND, L.P.


                                     By:     /s/  Mark K. Scott
                                        -------------------------------
                                                 Signature

                                            Manager, General Partner
                                        -------------------------------
                                                   Name/Title